

Mail Stop 3720

June 18, 2009

Mr. David A. Christensen
Senior Vice President, Chief Financial Officer
Hickory Tech Corporation
221 East Hickory Street
Mankato, MN 56002

> **RE:** **Hickory Tech Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 000-13721**

Dear Mr. Christensen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director